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DeFi Technologies Interview to Air on Bloomberg Television U.S. on the RedChip  Money Report®

TORONTO, April 01, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (OTC: RDNAF, NEO: DEFI, GR: RMJR), a company that builds and manages assets in the decentralized finance sector, today announced an interview with Wouter Witvoet, CEO and Co-Founder, will air on The RedChip Money Report® on the Bloomberg Network in the U.S. on Saturday, April 3, at 7 p.m. local time in 73M homes across the United States.

In the exclusive interview, Mr. Witvoet discusses the transformational potential of decentralized finance, DeFi Technologies’ position in this dynamic market, and its plans for rapidly scaling operations.

To view the interview segment, please visit:    https://youtu.be/8GEoc7SSnlU

“The RedChip Money Report" delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For more information visit www.rdnafinfo.com

For further information, please contact:

Investor Relations Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company; the interview on the RedChip Money; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking in-formation, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.